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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                                 Billserv, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   090181 10 8
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                                 (CUSIP Number)


                                December 31, 2001
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)

         [ x ]    Rule 13d-1(c)

         [   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Billserv, Inc.
CUSIP No. 090181 10 8
Page -2-

1.       Names of Reporting Person:         CheckFree Corporation

         S.S. or I.R.S. Identification No. of Above Individual (optional):

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [   ]
                  (b)      [ x ]

3.       SEC Use Only

4.       Citizenship or Place of Organization:   Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power:   -0- shares

6.       Shared Voting Power:  3,140,742(1)

7.       Sole Dispositive Power:   -0- shares

8.       Shared Dispositive Power:  3,140,742(1)

9.       Aggregate Amount Beneficially Owned by Each Reporting Person: 3,140,742

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                  [   ]

11.      Percent of Class Represented by Amount in Row (9):  15.3%(2)

12.      Type of Reporting Person:
         CO

         (1) Shared only by virtue of the fact that CheckFree Investment Corporation ("CheckFree Investment"), the record holder of the shares, is a wholly-owned subsidiary of CheckFree Corporation ("CheckFree"). CheckFree disclaims beneficial ownership of the shares under Rule 13d-3. Total includes 2,261,621 warrants that are exercisable within the next sixty (60) days.

         (2) Based on 20,538,526 shares of common stock outstanding as of December 6, 2001, according to Billserv, Inc.'s Form S-3, filed with the Commission on December 21, 2001.

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Billserv, Inc.
CUSIP No. 090181 10 8
Page -3-


1. Names of Reporting Person:    CheckFree Investment Corporation

         S.S. or I.R.S. Identification No. of Above Individual (optional):

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [   ]
                  (b)      [ x ]

3.       SEC Use Only

4.       Citizenship or Place of Organization:   Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power:   -0- shares

6.       Shared Voting Power: 3,140,742(3)

7.       Sole Dispositive Power:   -0- shares

8.       Shared Dispositive Power: 3,140,742(3)

9.       Aggregate Amount Beneficially Owned by Each Reporting Person: 3,140,742

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                  [   ]

13.      Percent of Class Represented by Amount in Row (9):   15.3%(4)

14.      Type of Reporting Person:
         CO

         (3) Shared only by virtue of the fact that CheckFree Investment is a wholly owned subsidiary of CheckFree. Total includes 2,261,621 warrants that are exercisable within the next sixty (60) days.

         (4) Based on 20,538,526 shares of common stock outstanding as of December 6, 2001, according to Billserv, Inc.'s Form S-3, filed with the Commission on December 21, 2001.


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Billserv, Inc.
CUSIP No. 090181 10 8
Page -4-


Item 1.

        (a)      Name of Issuer
                 Billserv, Inc., a Nevada corporation

        (b)      Address of Issuer's Principal Executive Offices:
                 211 North Loop 1604 East, Suite 100, San Antonio, Texas  78232

Item 2.

        (a)      Name of Person Filing:
                 (i)   CheckFree Corporation

                 (ii)  CheckFree Investment Corporation

        (b)      Address:
                 (i)  4411 East Jones Bridge Road
                      Norcross, GA  30092

                 (ii) 300 Delaware Ave. - 9th Floor
                      Wilmington, DE  19801

        (c)      Citizenship or place of organization
                 (i) and (ii):  Delaware

        (d)      Title of Class of Securities
                  Common Stock, par value $0.001 per share

        (e)      CUSIP Number
                 090181 10 8

Item 3.          Not Applicable

Item 4.          Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)      Amount beneficially owned:   3,140,742

        (b)      Percent of class:   15.3%


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Billserv, Inc.
CUSIP No. 090181 10 8
Page -5-

        (c)      Number of shares as to which the person has:

                 (i)       Sole power to vote or to direct the vote: -0- shares

                 (ii) Shared power to vote or to direct the vote: 3,140,742 Shared only by virtue of the fact that CheckFree Investment Corporation ("CheckFree Investment"), the record holder of the shares, is a wholly-owned subsidiary of CheckFree Corporation ("CheckFree"). CheckFree disclaims beneficial ownership of the shares under Rule 13d-3. Total includes 2,261,621 warrants that are exercisable within the next sixty
                           (60) days.

                 (iii) Sole power to dispose or to direct the disposition of: -0- shares

                 (iv) Shared power to dispose or to direct the disposition of: 3,140,742 Shared only by virtue of the fact that CheckFree Investment, the record holder of the shares, is a wholly-owned subsidiary of CheckFree. CheckFree disclaims beneficial ownership of the shares under Rule 13d-3. Total includes 2,261,621 warrants that are exercisable within the next sixty
                           (60) days.


Item 5.          Ownership of Five Percent or Less of a Class
                 N/A

Item 6.          Ownership of More than Five Percent on Behalf of Another Person
                 N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                 N/A

Item 8.          Identification and Classification of Members of the Group
                 N/A

Item 9.          Notice of Dissolution of Group
                 N/A



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Billserv, Inc.
CUSIP No. 090181 10 8
Page -6-


Item 10.          Certification
                  Because this statement is filed pursuant to Rule 13d-1(c), the following certification is included:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 13, 2002         CheckFree Corporation


                                  By:       /s/  Robert J. Tannous
                                     -------------------------------------------
                                                 Signature

                                  Robert J. Tannous, Assistant Secretary
                                  ---------------------------------------------
                                                 Name/Title


Date:  February 13, 2002          CheckFree Investment Corporation


                                  By:       /s/  Robert J. Tannous
                                     -------------------------------------------
                                                  Signature

                                  Robert J. Tannous, Assistant Secretary
                                  ---------------------------------------------
                                                  Name/Title




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Billserv, Inc.
CUSIP No. 090181 10 8
Page -7-


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Amendment No. 1 to Schedule 13G relating to the shares of common stock of Billserv, Inc. held by each of the undersigned and to all amendments to such statement.

         IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 13, 2002.

                              CheckFree Corporation


                              By:       /s/  Robert J. Tannous
                                 ----------------------------------------------
                                  Robert J. Tannous, Assistant Secretary


                              CheckFree Investment Corporation


                              By:       /s/  Robert J. Tannous
                                 ----------------------------------------------
                                  Robert J. Tannous, Assistant Secretary